Bank of America Plaza 101 East Kennedy Boulevard Suite 2800 Tampa, Florida 33602	813.229.7600 813.229.1660 fax

MARK A. CATCHUR

(813) 227-2264

mcatchur@shumaker.com

June 19, 2020

Via Edgar

Joseph McCann, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Oragenics, Inc.
Registration Statement on Form S-3
Filed May 29, 2020
File No. 333-238789

Dear Mr. McCann:

Set forth below is the response of Oragenics, Inc. (the “Company”) to the Staff of the Division of Corporation Finance’s comment letter dated June 12, 2020, with respect to the Company’s Registration Statement on Form S-3 (333-238789) filed on May 29, 2020. For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s response.

Comments

1.	You disclose that you are a party to a worldwide, nonexclusive intellectual property and biological materials license agreement with National Institute of Allergy and Infectious Diseases (“NIAID”), an institute within the National Institutes of Health (“NIH”), relating to your SARS-CoV-2 vaccine product candidate. Please file such contract as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or advise.

Response:	The Company disclosed the material terms of the nonexclusive intellectual property and biological materials license (the “License Agreement”) in its Form 8-K filing on May 8, 2020. The Company anticipates filing the License Agreement in connection with its next quarterly report on Form 10-Q on or before August 17, 2020.

Should you have any questions or clarifications of the matters raised in this letter please contact the undersigned at (813) 229-7600.

Securities and Exchange Commission

June 19, 2020,

Sincerely,

/s/ Mark A. Catchur
Mark A. Catchur

c: Michael Sullivan, Chief Financial Officer, Oragenics, Inc.